Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2015, the EUR/USD exchange rate as published by the European Central Bank was 1.0887 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic

Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2015	5,659,715	1,313,271	5,471,753	329,100	1,986,096	2,921,262	5,166,493	9,747,355
2014	5,627,235	1,315,819	5,451,270	325,671	2,001,468	2,943,472	5,107,970	9,644,864
2013	5,602,628	1,320,174	5,426,674	321,857	2,023,825	2,971,905	5,051,275	9,555,893
Nominal GDP (EUR millions)
2015	266,244.5	20,460.9	207,220.0	15,075.0	24,377.7	37,189.7	350,948.1	444,235.3
2014	260,581.6	19,962.7	205,268.0	12,938.4	23,580.9	36,444.4	377,538.1	430,642.3
2013	255,235.4	19,014.9	203,338.0	11,634.0	22,805.2	34,962.2	393,397.2	435,752.1

Nominal GDP (EUR per capita)
2015	46,900	15,600	37,800	45,500	12,300	12,800	67,600	45,300
2014	46,200	15,200	37,600	39,500	11,800	12,400	73,500	44,400
2013	45,500	14,400	37,400	35,900	11,300	11,800	77,400	45,400
Real GDP (1) (EUR per capita)
2015	43,900	13,400	34,200	34,500	10,800	11,500	67,800	41,600
2014	43,700	13,200	34,100	33,600	10,400	11,200	67,500	40,300
2013	43,400	12,800	34,500	33,300	10,000	10,800	66,700	39,800
Harmonized Consumer Price Index – Inflation Rate (2) (in %)
2015	0.2	0.1	-0.2	0.3	0.2	-0.7	2.0	0.7
2014	0.4	0.5	1.2	1.0	0.7	0.2	1.9	0.2
2013	0.5	3.2	2.2	4.1	0.0	1.2	2.0	0.4
Industrial Product Price Index (3) (in %)
2015	-3.7	-2.0	-1.9	n/a	-0.9	-9.7	-8.1	0.0
2014	-1.0	-1.6	-0.9	n/a	0.4	-4.9	-1.4	1.4
2013	1.6	4.1	-0.5	n/a	1.8	-2.4	0.6	-2.8
Unemployment (in %)
2015	6.2	6.2	9.4	4.0	9.9	9.1	4.3	7.4
2014	6.6	7.4	8.7	4.9	10.8	10.7	3.5	8.0
2013	7.0	8.6	8.2	5.4	11.9	11.8	3.4	8.1

Balance of Payments (4) (EUR millions)
2015	4,737.4	38.8	321.4	n/a	91.0	421.0	5,887.4	6,849.2
2014 (5)	5,573.1	152.7	298.7	168.7	-44.0	633.7	12,479.7	6,271.5
2013 (5)	5,552.5	27.1	-629.5	135.9	-54.0	400.8	11,740.9	6,160.3
Public Finance (6) (EUR millions)
2015	-5,507.3	91.1	-5,696.0	n/a	-306.2	-77.6	20,064.6	-4.7
2014	3,822.2	152.9	-6,546.0	n/a	-366.1	-251.1	32,950.3	-6,756.8
2013	-2,729.6	-32.2	-5,315.0	n/a	-203.8	-916.9	42,442.0	-5,956.8
Public Debt (7) (in %)
2015	40.2	9.7	63.1	n/a	36.4	42.7	n/a	43.4
2014	44.8	10.4	59.3	n/a	40.8	40.7	n/a	44.8
2013	44.7	9.9	55.5	n/a	39.1	38.8	n/a	39.8

Source: Eurostat.

(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.

(2)	Percentage change as compared to previous year.

(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.

(4)	Current account.

(5)	Amounts shown are for Q4.

(6)	Deficit or surplus.

(7)	Public debt as a percentage of GDP.